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                                  Exhibit 99.1

(TAMSA LOGO)                                                       Press Release

FOR IMMEDIATE RELEASE

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
Gerardo Varela/Jose Ramon Calderon  Cesar Villavicencio
Tamsa                               Citigate Financial
                                    Intelligence
011-52-55-5282-9913                 (212) 688-6840/(212) 419-8305
www.tamsa.com.mx
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TAMSA ANNOUNCES THAT ITS BOARD OF DIRECTORS HAS EXPRESSED ITS OPINION OF THE
TENARIS EXCHANGE OFFER.

MEXICO CITY (November 12, 2002) - Tubos de Acero de Mexico, S.A. (AMEX: TAM) announced that its Board of Directors, in a meeting held on November 11, 2002, has expressed its opinion regarding the Tenaris' Exchange Offer.

Tamsa's Board of Directors analyzed and evaluated the conditions of the deal, including the exchange of one share of Tenaris for every 0.9452 shares of Tamsa, or one ADS of Tenaris (representing 10 ordinary shares) for every 1.8904 ADSs of Tamsa (representing 5 ordinary shares). As part of the previously mentioned analysis, Tamsa's Board of Directors received from Morgan Stanley & Co. Incorporated (Morgan Stanley), an opinion dated November 11, 2002, in which Morgan Stanley, based on the factors, considerations and limitations expressed on their own opinion, stated that the Exchange Ratio pursuant to the Exchange Offer is fair, from a financial point of view, to Tamsa's minority shareholders.

In addition to Morgan Stanley's opinion, Tamsa's Board of Directors analyzed and discussed factors which it considered relevant and expressed its favorable opinion that the Exchange Offer was fair to Tamsa's minority shareholders.

A copy of the opinion published by Morgan Stanley is available for any shareholder of Tamsa or any agent of such shareholder on the Bolsa Mexicana de Valores. S.A. de C.V.'s website (www.bmv.com.mx).